Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2011

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2011 and 2010.This report is dated March 29, 2012 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2011 and 2010, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Adoption of International Financial Reporting Standards (“IFRS”)

Effective for fiscal years commencing on or after January 1, 2011, Canadian public companies, were required to move from reporting under Canadian generally accepted accounting principles (“GAAP”) to International Financial Reporting Standards “IFRS”. The accompanying consolidated financial statements for the year ended December 31, 2011 and the comparative year ended December 31, 2010 have been prepared by the Company in accordance with IFRS. Adjustments to comparative reporting and accounting policy decisions are described below under “IFRS”.

Company Overview

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  The Company sold the Noche Buena project for US$25 million ($30,842,000) in December 2008 and residual interests therein for US$10.1 million in 2010.  Seabridge’s current principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Selected Annual Information

Summary operating results ($000's - except per share amounts)	2011	2010	2009 (1)
Interest income	653	440	478
Gain on sale of Noche Buena project	-	10,180	-
Loss on convertible debenture	(758)	-	-
Unrealized gain on convertible debenture	-	486	-
Net (loss) income	(20,098)	3,323	(4,679)
Basic profit (loss) per share	(0.48)	0.08	(0.12)
Diluted profit (loss) per share	(0.48)	0.08	(0.12)

Summary balance sheets ($000's)	2011	2010	2009 (1)
Current assets	59,908	35,816	10,550
Mineral interests	167,211	130,730	91,214
Total assets	228,719	180,222	103,401
Total non-current liabilities	3,163	2,640	2,393
(1) Prepared under Canadian GAAP

Results of Operations

The net loss for the year ended December 31, 2011 was $20.1 million or $0.48 per share compared to a net profit of $3.3 million or $0.08 per share for 2010.

The two main items that led to the reversal of net profit, reported in 2010, to a net loss, reported in 2011, are the sale of the Company’s residual interest in the Noche Buena project in 2010 and the recognition of previously unrecognized stock based compensation in 2011.

In 2010, the Company sold its residual interest in the Noche Buena project for gross proceeds of $10.2 million, before income taxes of $3.1 million.  The Company sold its primary interest in the project in 2008 and kept a royalty on the project which it then sold in 2010. The Company continues to dispose of non-core assets through option arrangements and records payments as a recovery of the carrying costs in the projects. In 2011, the Company optioned its Grassy Mountain and Quartz Mountain projects and is actively finalizing agreements to dispose of its Red Mountain and Nevada projects in 2012.

In 2011, corporate and administrative expenses increased by $14.1 million, in the main, due to the recognition of the fair value of options granted in prior years. In 2011, $14.9 million of stock based compensation was charged to the statement of operations of which, $11.7 million was for options granted in 2008 and 2010. A summary of grants, fair values and charges to the statement of operations is as follows:

				Expensed		Rem aining
	Number of	Exercise	Fair	prior to	Expensed	balance to
Options granted (000’s except exercise prices)	options	price	value	2011	in 2011	be expensed

December 8, 2008	515,000	10.54	3,043	-	3,043	-
December 20, 2010	950,000	29.75	11,037	164	8,697	2,176
March 1, 2011	200,000	28.80	3,274	-	1,705	1,569
March 29, 2011	150,000	30.42	2,552	-	1,134	1,418
June 29, 2011	50,000	27.39	583	-	93	490
December 12, 2011	550,000	21.98	6,454	-	245	6,209
					14,917	11,863

Other corporate and administrative expenses remained comparable to the 2010 fiscal year. Employee costs dropped slightly in 2011 as higher management bonuses were earned in 2010 when increased resources at KSM and Courageous Lake warranted the awards. Staff levels and employee costs are expected to increase marginally in 2012 as permit applications are submitted for the KSM project and as the first preliminary feasibility study of the Courageous Lake project is finalized.

Professional fees were marginally higher in the current fiscal year over 2010 and general and administrative costs also increased by $0.3 million from $1.5 million in 2010 to $1.8 million in 2011. The increases for both professional fees and general and administrative support costs are commensurate with the heightened project activities and costs completing technical studies at both Courageous Lake and KSM. Costs are expected to increase marginally as the technical studies and permit applications are finalized in 2012.

In 2011, the Company recognized a $0.8 million loss on the conversion of a convertible debenture issued by ICN Resources Ltd. (“ICN”). In February 2009, the Company signed a letter for an option of its Hog Ranch property to ICN.  The terms of the agreement required ICN to issue one million common shares to the Company, pay $0.5 million on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.  In April 2009 the first one million shares and $0.5 million was received from ICN. In April 2010, the balance of the one million shares was received and the Company agreed to take back a $525,000 convertible debenture in place of the cash due. The debenture matured 18 months from issuance, bore interest at 5% per annum and on October 17, 2011 the principal was converted to 1,750,000 shares of ICN and accumulated interest was received in cash. On initial recognition, the convertible debenture value, in the amount of $525,000 was allocated between the debenture receivable ($385,000) and the related conversion option ($140,000) based on the fair value of the instruments.  The carrying value of the conversion option was adjusted to fair value at each reporting period and any gain or loss was recognized in the statement of operations at that time.  In 2010, the Company recognized a $0.5 million gain on the fair value of the conversion option.

Interest income improved slightly in 2011 over the comparable year and reflects a higher average cash balance throughout the current year as interest rates have not increased in the last twenty-four months. The Company’s objective is to preserve the principal of its short-term investments and will seek to maximize on the return it can attract on its cash resources, however, current economic indicators do not point to enhanced returns in the near term.

The Company recorded $0.2 million of other income, in 2011, related to two private placements of flow-through shares it finalized in December 2011.  A combined premium of $5.5 million was recognized as a liability on the statement of financial position and the balance of $21.9 million was recorded as share capital. The premium reflects the value the investors paid for the renounced expenditures purchased and deductible to them for tax purposes. At each reporting period, and as qualifying expenditures are incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations. In 2011, based on qualifying expenditures made, the prorated value of the premium recorded as income was $0.2 million. In 2012, it is anticipated that the balance of the premium of $5.3 million will be amortized and recorded as other income.

The Company recognized a minimal foreign exchange gain in 2011 compared to 2010 when a $1.2 million gain was recorded. In 2010, the gain on foreign exchange was principally attributed to the conversion of US$ cash received from the equity financing into Canadian dollars.

Quarterly Information

Selected financial information for each of the last eight quarters ended December 31, 2011 is as follows (unaudited):

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	Ended	Ended	Ended	Ended
	December	September	June 30,	March 30,
Quarterly operating results ($000's)	31, 2011	30, 2011	2011	2011
Revenue	-	-	-	-
Profit (Loss) for period	(5,143)	(3,706)	(8,112)	(3,137)
Basic profit (loss) per share	(0.11)	(0.09)	(0.20)	(0.08)
Diluted profit (loss) per share	(0.11)	(0.09)	(0.20)	(0.08)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	Ended	Ended	Ended	Ended
	December	September	June 30,	March 30,
Quarterly operating results ($000’s)	31, 2010	30, 2010	2010	2010
Revenue	-	-	-	-
Profit (Loss) for period	5,594	(717)	(1,562)	8
Basic profit (loss) per share	0.14	(0.02)	(0.04)	0.00
Diluted profit (loss) per share	0.14	(0.02)	(0.04)	0.00

As mentioned above, the profit for the fourth quarter of 2010 was due to the $10.2 million profit from the sale of the residual interests in the Noche Buena project in Mexico net of related income taxes of $3.1 million.

Mineral Interests Activities

During the year ended December 31, 2011, the Company incurred expenditures of $41.3 million on mineral interests which compares to $39.2 million in the year ended December 31, 2010.  In 2011, as in 2010, the majority of expenditures were on KSM, amounting to $27.6 million (2010- $28.9 million), and $13.2 million (2010 - $9.6 million) on Courageous Lake.

In 2011, significant charges were incurred to prepare and finalize the updated preliminary feasibility study filed in June for the KSM project. That study significantly increased mineral reserves to 38.5 million ounces of gold and 10 billion pounds of copper. Subsequent to the study’s filing, additional drilling costs were incurred targeting higher grade material that could be brought into planned production earlier. The Company also spent considerable resources studying the effect of expanding planned mill throughput. Both the drilling and engineering studies resulted in a significant enhancement to the project’s economics.

Work is continuing at KSM and expenditures in 2012 are expected to be comparable to those incurred in 2011 as the Company completes a new preliminary feasibility study and applies for environmental and other permits.

At Courageous Lake, significant work was completed on drilling, engineering, environmental and metallurgical assessments which culminated in a new resource estimate in January 2011 and the completion of revised economic assessment in June of 2011. Additional drilling and engineering work continued throughout 2011 in preparation of the first preliminary feasibility study planned to be completed in the second quarter of 2012. Expenditure levels are expected to escalate in 2012 from those incurred in 2011 as significant exploration costs are anticipated to seek out a second major deposit within the mainly untested 52 kilometer greenstone belt.

Liquidity and Capital Resources

In 2011, the Company closed two significant financings raising gross proceeds of $57.4 million.

In June 2011, the Company issued 1,019,000 common shares to Royal Gold Inc. (“Royal Gold”) at $29.44 per share raising gross proceeds of $30 million. The purchase price for the shares was equal to a 15% premium over the market price of the Company’s shares and provided Royal Gold an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from the KSM property for the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. Royal Gold also has an option to subscribe for an additional $18 million of shares of the Company at a price equal to a 15% premium over the then market price of the shares, and in doing so, would hold an additional option to purchase an additional 0.75% NSR on the gold and silver sales of KSM. The option to subscribe for the additional shares expires in December 2012.

In December 2011, the Company closed two private placement financings of 500,000 flow-through common shares each, at an average price per share of $27.35, raising gross proceeds of $27.4 million. The purchase price for 500,000 shares subscribed to, by residents of British Columbia, was $28.58 and represented a 30.5% premium over the market price of the Company’s shares on December 6, 2011. The purchase price for 500,000 shares subscribed to, by residents outside of British Columbia, was $26.13 and represented a 19.3% premium over the market price of the Company’s shares on the same day.  For tax purposes, the Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares.  The Company has committed to spend the full $27.4 million on qualifying expenditures over a twelve month period beginning on December 6, 2011. From December 6, 2011 to December 31, 2011, the Company incurred $976,000 of qualifying exploration expenditures and will spend $26.4 million in 2012.

The Company’s working capital position, at December 31, 2011, was $51.7 million up from $32 million at the end of 2010. In 2011, the Company received $3.8 million (2010 - $6 million) from the exercise of stock options. Cash and short-term deposits at December 31, 2011 totaled $54.3 million, up from $30.8 million December 31, 2010. At December 31, 2010, the Company also had an $11 million two year bank guaranteed investment which was classified as a long-term asset as the maturity exceeded twelve months. In 2011 the investment was classified as a short term deposit.

Operating activities used $3.2 million in 2011 compared to $7.2 million in 2010 when $3.1 million in taxes were incurred on the gain recognized for the Noche Buena disposition.

		Payments due by period
					After
Contractual obligations ($000's)	Total	2012	2013-14	2015-16	2016
Mineral interests	4,088	482	911	911	1,784
Flow-through expenditures	26,400	26,400	-	-	-
Business premises operating lease	693	132	264	264	33
	31,181	27,014	1,175	1,175	1,817

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook

During 2012, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake and will continue to seek opportunities to either sell or joint venture one or both of the projects. A joint venture arrangement with a major mining partner would enable the Company to move the projects toward production.

In 2011, the Company announced its intention to transfer certain US mineral properties to a newly created company called Wolfpack Gold Corp. (“Wolfpack”). Some of the properties will be optioned to Wolfpack and while others will be transferred in exchange for shares in Wolfpack.  The transaction is conditional on certain approvals and events transpiring including the listing of Wolfpack’s shares on the Toronto Stock Exchange. Similar to this transaction, the Company will continue to divest of other non-core assets while maintaining an interest in the purchaser thereby enjoying any future successes, without incurring the carrying costs.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2011, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Internal Controls Over Financial Reporting

The Company’s management, under the supervision of the CEO and the CFO, are responsible for establishing and maintaining the Company’s internal controls over financial reporting.   Management conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control – Integrated Framework”  issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, the CEO and CFO concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2011.

Shares Issued and Outstanding

At March 29, 2011, the issued and outstanding common shares of the Company totaled 43,451,885.  In addition, there were 2,763,300 stock options granted and outstanding. Assuming the exercise of all outstanding options, there would be 46,215,185 common shares issued and outstanding.

Related Party Transactions

During the year ended December 31, 2011, a private company controlled by a director of the Company was paid $35,600 (2010 - $37,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $337,500 (2010 - $460,000) for corporate consulting fees for services rendered; and a third director was paid $15,800 (2009 - $16,300) for geological consulting.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

IFRS

As at January 1, 2011, the Company commenced reporting under IFRS and this management’s discussion and analysis and the accompanying consolidated financial statements for the year ended December 31, 2011 are reported under IFRS. The adoption of IFRS has not had an impact on the cash flows or the controls of the Company.

Changes in Accounting Standards Not Yet Adopted

IFRS 9 Financial Instruments - In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements - In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 10 on the consolidated financial statements.

IFRS 11 Joint Arrangements - In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of IRFS 11 is on the rights and obligations of the parties involved in the joint arrangement. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 11 on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities - In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. The Company is assessing the impact of adopting IFRS 12 on the consolidated financial statements.

IFRS 13 Fair Value Measurement - In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 13 on the consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. Due to the pre-development stage that the Company is currently in, and its business model, the Company does not believe that IFRIC 20 will have an impact on the consolidated financial statements in the foreseeable future.

Risks and Uncertainties
The following discussion on risks and uncertainties should be read in conjunction with documentation contained in the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Metal Prices

Factors beyond the control of the Company affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Company's shares.

Uncertainty of Mineral Resources and Mineral Reserves

The Company reports mineral resources and mineral reserves in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Mineral resources and mineral reserves have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.

The statements of mineral resources and mineral reserves disclosed by the Company are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Company’s mineral projects are in various stages of development, and only the Company’s KSM project contains mineral reserves. The Company’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  The mineral resources and mineral reserves have been determined and valued based on assumed mineral prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for minerals may render portions of the Company’s mineralization as uneconomic and result in reduced reported mineralization.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, none of the Company’s properties have a known body of commercial ore.  Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs

Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Currency Exchange Rate Fluctuation

The minerals present in the Company's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Company’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The prefeasibility report and preliminary assessments on the KSM and Courageous Lake projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than these estimates, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk

Properties in which the Company has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Company’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Foreign Operations

During 2011, the Company had interests in certain properties located in the United States. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of the United States and Canada affecting foreign trade, investment and taxation.

Limited Operating History: Losses

The Company to date has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Company will generate profits in the future.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Forward Looking Statements

These consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.